SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 18, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia cancels Annual General Meeting due to coronavirus epidemic; convenes a new meeting later

Nokia Corporation
Stock Exchange Release
March 18, 2020 at 10:00 (CET +1)

Nokia cancels Annual General Meeting due to coronavirus epidemic; convenes a new meeting later

Espoo, Finland — Due to the coronavirus epidemic, the Finnish government has issued presidential decrees to commission the Emergency Powers Act on March 17, 2020. Furthermore, public gatherings of over 10 people are banned.

The health and safety of our employees, shareholders and other stakeholders is our first priority. We take the measures to mitigate the coronavirus seriously and therefore Nokia’s Board of Directors has resolved to cancel the Annual General Meeting initially scheduled to be held on April 8, 2020.

Nokia will convene the Annual General Meeting at a later stage as soon as it is practically possible to organize the meeting. Furthermore, in line with our mission to create the technology to connect the world and as a forerunner of offering our shareholders an on-line advance voting solution in the Finnish market, Nokia strongly advocates for measures to allow fully virtual general meetings to enable efficient shareholder participation.

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate